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                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of October, 1997


             NORDIC AMERICAN TANKER SHIPPING LIMITED
         (Translation of registrant's name into English)

                           Cedar House
                         41 Cedar Avenue
                          Hamilton HMEX
                             Bermuda
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X




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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Set forth herein is a copy of the press release of Nordic American Tanker Shipping Limited (the "Company") issued on
October 15, 1997 relating to a cash distribution to shareholders of record as of October 27, 1997.

ADDITIONAL INFORMATION

         The British Petroleum Company p.l.c. files annual reports on Form 20-F (File No. 1-6262) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.







































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FOR IMMEDIATE RELEASE


             NORDIC AMERICAN TANKER SHIPPING LIMITED
                ANNOUNCES FIRST CASH DISTRIBUTION
                         $.30 PER SHARE


Contact: Niels Erik Feilberg
         Ugland Nordic Shipping ASA
         Tel: 011-47-33-46-86-08


         Hamilton, Bermuda, October 15, 1997. Nordic American Tanker Shipping Limited ("NATS") (ASE: NAT) (OSE: NAT) announced that its Board of Directors has declared its first cash distribution, in the amount of $.30 per share. The cash distribution will be payable on or about November 10, 1997, to shareholders of record as of October 27, 1997. The declaration of the cash distribution follows receipt by NATS of its first payment of charter hire from BP Shipping Ltd., a subsidiary of
The British Petroleum Company plc.   BP Shipping charters three
newly built Suezmax oil tankers (two of which have been delivered from the builder and the third of which is to be delivered in December of this year) from NATS on a "hell and high water" basis for a minimum 7-year term. Commencing in January, 1998, pursuant to the charters the charter hire payable by BP Shipping will be the greater of a guaranteed minimum rate or a spot market related rate. The first payment by BP Shipping was at the guaranteed minimum rate. Charter hire was payable for all three tankers. Currently, spot market rates are generally higher than the guaranteed minimum rate, although there can be no assurance that this situation will continue when BP Shipping's next charter hire payment is set. The charters are guaranteed by British Petroleum. NATS is managed by Ugland Nordic Shipping ASA of Sandefjord, Norway, a publicly traded company which is listed on the Oslo Stock Exchange, under a Management Agreement with a term of 15 years













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                           SIGNATURES

         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



             NORDIC AMERICAN TANKER SHIPPING LIMITED
                          (registrant)




Dated:  October 16, 1997              By:  /s/Herbjorn Hansson
                                           ___________________
                                           Herbjorn Hansson
                                           President and Chief
                                           Executive Officer

































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